Exhibit 99.1

Goldcorp announces voting results from Annual Shareholders Meeting

VANCOUVER, April 29, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") announces the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting held on April 28, 2016. The nominees listed in the management proxy circular dated March 14, 2016 were elected as directors of Goldcorp at the meeting. Detailed results of the votes are set out below:

	Outcome of the Vote	Votes by Ballot
		Votes For	Votes Withheld
(a) Beverley A. Briscoe	Carried	508,101,287 (98.53%)	7,563,917 (1.47%)
(b) Peter J. Dey	Carried	502,652,770 (97.48%)	13,012,434 (2.52%)
(c) Margot A. Franssen, O.C.	Carried	511,229,572 (99.14%)	4,435,632 (0.86%)
(d) David A. Garofalo	Carried	509,410,048 (98.79%)	6,255,156 (1.21%)
(e) Clement A. Pelletier	Carried	511,183,282 (99.13%)	4,481,922 (0.87%)
(f) P. Randy Reifel	Carried	492,692,357 (95.55%)	22,972,847 (4.45%)
(g) Ian W. Telfer	Carried	501,057,999 (97.17%)	14,607,205 (2.83%)
(h) Blanca Treviño	Carried	510,366,432 (98.97%)	5,298,772 (1.03%)
(i) Kenneth F. Williamson	Carried	503,463,413 (97.63%)	12,201,791 (2.37%)

At the Annual and Special Meeting, the shareholders of the Company also approved: (i) the appointment of the auditors and authorized the directors to fix their remuneration, (ii) an amendment to the Company's Restricted Share Unit ("RSU") plan, and (iii) a non-binding advisory resolution accepting the Company's approach to executive compensation. The voting results on each resolution are set out below:

Appointment of Auditor
Outcome of the Vote	Votes by Ballot
	Votes For	Votes Withheld
Carried	570,581,384 (98.71%)	7,484,271 (1.29%)
Amendment to the RSU Plan
Outcome of the Vote	Votes by Ballot
	Votes For	Votes Against
Carried	471,109,536 (91.36%)	44,555,661 (8.64%)

Say-On-Pay Advisory Vote
Outcome of the Vote	Votes by Ballot
	Votes For	Votes Against
Carried	400,829,971 (77.73%)	114,835,127 (22.27%)

The Company also announced that in connection with the election of directors at the Annual and Special Meeting the number of directors decreased from 11 to 9. John P. Bell, Douglas M. Holtby and Charles A. Jeannes have retired from the Board of Directors. Beverley A. Briscoe has been appointed Vice-Chair and Lead Director and David Garofalo, President and CEO has been elected to the Board of Directors by the shareholders of the Company.

"On behalf of the Board of Directors, I would like to extend my sincere gratitude to Doug, Chuck and John for their many years of service and wish them the very best going forward," said Ian Telfer, Chairman of Goldcorp. "As a director and chair of the Audit Committee, Bev has brought diverse financial, accounting and business experience to the board and I look forward to continuing to work with her as she assumes the additional responsibilities of Vice-Chair and Lead Director."

About Goldcorp

Goldcorp is a global senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:20e 29-APR-16